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                              UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                               SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                            (Amendment No. 1)*


                              LOOKSMART, LTD.
-------------------------------------------------------------------------------
                             (Name of Issuer)

                      COMMON STOCK, $.001 PAR VALUE
-------------------------------------------------------------------------------
                      (Title of Class of Securities)

                               543 442 107
              ------------------------------------------
                             (CUSIP Number)

                           DECEMBER 31, 2005
-------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-----------------------                                 -----------------------
CUSIP No. 543 442 107                   13G                     Page 2 of 5
-----------------------                                 -----------------------

________________________________________________________________________________

1       Name of Reporting Persons.                                EVAN THORNLEY
        I.R.S. Identification Nos. of above persons (entities only).

________________________________________________________________________________

2       Check the Appropriate Box if a Member of a Group               (a) [  ]
        (See Instructions)                                             (b) [  ]

________________________________________________________________________________

3       SEC Use
        Only
________________________________________________________________________________

4       Citizenship or Place of                                       Australia
        Organization
________________________________________________________________________________

                    5     Sole Voting                                   937,933
                          Power
                    ____________________________________________________________

                    6     Shared Voting                                  30,000
 Number of Shares         Power
   Beneficially
 Owned by Each      ____________________________________________________________
 Reporting Person
      With:         7     Sole Dispositive                              937,933
                          Power
                    ____________________________________________________________

                    8     Shared Dispositive                             30,000
                          Power
________________________________________________________________________________

9     Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                        2,264,854(1)
________________________________________________________________________________

10    Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                                     [  ]
________________________________________________________________________________

13    Percent of Class Represented by Amount in Row (9)                  9.9%(2)
________________________________________________________________________________

12    Type of Reporting Person (See Instructions)                            IN
________________________________________________________________________________

1 Includes, for purposes of beneficial ownership calculation, 1,296,921 shares held by Mr. Thornley's wife, Tracey Ellery.

2 Based on 22,801,484 shares outstanding as of December 15, 2005.

-----------------------                                 -----------------------
CUSIP No. 543 442 107                   13G                     Page 3 of 5
-----------------------                                 -----------------------


Item 1.

     (a) Name of Issuer. LookSmart, Ltd.

     (b) Address of Issuer's Principal Executive Offices. 625 Second Street, San Francisco, CA 94107.

Item 2.

     (a) Name of Person Filing. Evan Thornley

     (b) Address of Principal Business Office or, if none, Residence. PO Box 617 North Melbourne, Victoria, Australia 3051

     (c) Citizenship. Australia

     (d) Title of Class of Securities. Common Stock, $.001 par value

     (e) CUSIP Number. 543 442 107


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     (a) Amount beneficially owned: 2,264,854. This includes, for purposes of beneficial ownership calculation, 1,296,921 shares held by Mr. Thornley's wife, Tracey Ellery.

     (b) Percent of class: 9.9%. Based on 22,801,484 shares outstanding as of December 15, 2005.

     (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote: 937,933

              (ii) Shared power to vote or to direct the vote: 30,000

              (iii) Sole power to dispose or to direct the disposition
                    of: 937,933

              (iv) Shared power to dispose or to direct the disposition
                   of: 30,000

-----------------------                                 -----------------------
CUSIP No. 543 442 107                   13G                     Page 4 of 5
-----------------------                                 -----------------------


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

-----------------------                                 -----------------------
CUSIP No. 543 442 107                   13G                     Page 5 of 5
-----------------------                                 -----------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 9, 2006
                                       ----------------------------------------
                                                          Date

                                                  /s/ Evan Thornley
                                       ----------------------------------------
                                                    Evan Thornley